UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MAGELLAN MIDSTREAM PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	79-1599053 (IRS Employer Identification No.)

P.O. Box 22186

Tulsa, Oklahoma 74121-2186

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which
each class is to be registered
Common Units representing limited partner interests	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Registration No. 333-48866

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE – AMENDED AND RESTATED PARTNERSHIP AGREEMENT AND

RESULTING CHANGES TO THE DESCRIPTION OF THE REGISTRANT’S COMMON UNITS AND

CASH DISTRIBUTION POLICY, AND UPDATE MATTERS RELATING TO THE U.S. FEDERAL

INCOME TAX CONSEQUENCES OF OWNING THE REGISTRANT’S COMMON UNITS

As used in this registration statement, “we,” “us,” “our” and “MMP” mean Magellan Midstream Partners, L.P. and, where the context requires, include its operating subsidiaries, but does not include its general partner (referred to as such herein), Magellan GP, LLC. As used in this registration statement, “MGG” means Magellan Midstream Holdings, L.P., the former owner of MMP’s general partner.

On February 2, 2001, MMP filed a Registration Statement on Form 8-A (File No. 001-16335) (the “Registration Statement”) in accordance with the requirements of Form 8-A under the Securities Act of 1933, as amended, with the United States Securities and Exchange Commission (the “SEC”) to register common units representing limited partner interests in MMP (“MMP common units”).

On September 30, 2009, MMP completed a simplification (the “Simplification”) of its capital structure by transforming its incentive distribution rights and the approximate 2% economic interest of MMP’s general partner into MMP common units pursuant to an Agreement Relating to Simplification of Capital Structure, dated as of March 3, 2009, as amended (the “Simplification Agreement”) by and among MMP and its general partner and MGG and its general partner.

Pursuant to the Simplification Agreement, effective as of September 28, 2009, MMP amended and restated its partnership agreement (as so amended and restated, the “amended and restated partnership agreement”) to (i) provide for the transformation of its incentive distribution rights and the approximate 2% general partner interest in MMP held by its general partner into MMP common units and a non-economic general partner interest (the “transformation”); (ii) eliminate MMP’s general partner’s right to acquire all of MMP’s limited partner interests in the event its general partner or its affiliates were to own 80% or more of MMP’s limited partner interests; (iii) eliminate MMP’s general partner’s contractual right to withdraw from MMP; and (iv) provide that MMP’s general partner may not be removed without the unanimous vote of all of its common unitholders. MMP’s common unitholders approved the Simplification Agreement and the amended and restated partnership agreement at a special meeting held on September 25, 2009.

In addition, in connection with the matters contemplated by the Simplification Agreement, on September 28, 2009, MMP, its general partner, MGG, its general partner and MGG GP Holdings, L.P. (the sole member of MGG’s general partner) entered into a Contribution and Assumption Agreement pursuant to which (i) MGG contributed 100% of the limited liability company interests in the sole member of its general partner to MMP’s general partner; (ii) MGG contributed 100% of the limited liability company interests in MMP’s general partner to MMP; (iii) MGG contributed to MMP all of its cash and other remaining assets other than the MMP common units it received as a result of the transformation; and (iv) MMP assumed all of the liabilities of MGG. MMP’s general partner is now wholly owned by MMP but will continue to manage MMP by virtue of its non-economic general partner interest in MMP. Pursuant to the amended and restated partnership agreement, MMP common unitholders will continue to elect all of the directors of MMP’s general partner.

This Amendment No 1. to the Registration Statement on Form 8-A/A (“Amendment No.1”) is being filed to reflect the amended and restated partnership agreement and the resulting changes to the description of MMP common units and MMP’s cash distribution policy and update matters relating to the U.S. federal income tax consequences of owning MMP common units. MMP hereby amends and restates Item 1 of the Registration Statement to read in its entirety as set forth under “Item 1. Description of Registrant’s Securities to be Registered - MMP Common Units” herein.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

MMP COMMON UNITS

MMP common units represent limited partner interests in MMP. The holders of MMP common units are entitled to receive distributions in accordance with MMP’s amended and restated partnership agreement and exercise the rights or privileges available to limited partners thereunder. For a description of the relative rights and preferences of holders of MMP common units in and to partnership distributions, please read “MMP Cash Distribution Policy” below. For a description of the rights and privileges of limited partners under the amended and restated partnership agreement, including voting rights, please read “The Amended and Restated Partnership Agreement of MMP” below. The following description of MMP common units does not purport to be complete and is qualified in its entirety by reference to the complete text of the amended and restated partnership agreement, a copy of which is filed as Exhibit 3.1 to MMP’s Current Report on Form 8-K filed on September 30, 2009, and is incorporated by reference in this Registration Statement. The amended and restated partnership agreement, and not this description, governs the MMP common units.

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. serves as transfer agent and registrar for MMP common units. MMP will pay all fees charged by the transfer agent for transfers of MMP common units, except the following that must be paid by MMP common unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of an MMP common unit; and

•	other similar fees or charges.

There is no charge to MMP common unitholders for disbursements of cash distributions. MMP will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to MMP, or be removed by MMP. The resignation or removal of the transfer agent will become effective upon the appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, MMP’s general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of MMP Common Units

Any transfers of an MMP common unit will not be recorded by the transfer agent or recognized by MMP unless the transferee executes and delivers a transfer application whereby the transferee requests admission as a substituted limited partner and makes representations and agrees to provisions stated in the transfer application. If this action is not taken, a transferee will not be registered as a record holder of MMP common units on the books of the transfer agent or issued a common unit certificate. Purchasers may hold MMP common units in nominee accounts.

An assignee, pending its admission as a substituted limited partner, is entitled to an interest in MMP equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. MMP’s general partner will vote and exercise other powers attributable to MMP common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. Transferees who do not execute and deliver transfer applications will be treated neither as assignees nor as record holders of MMP common units and will not receive distributions, federal income tax allocations or reports furnished to record holders of MMP common units. The only right the transferees will have is the right to admission as a substituted limited partner in respect of the transferred common units upon execution of a transfer application in respect of the MMP common units. A nominee or broker who has executed a transfer application with respect to MMP common units held in street name or nominee accounts will receive distributions and reports pertaining to its MMP common units.

An assignee will become a substituted limited partner of MMP for the transferred MMP common units upon the consent of MMP’s general partner and the recording of the name of the assignee on the books and records. The general partner may withhold its consent in its sole discretion.

MMP common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in MMP for the transferred MMP common units.

Until an MMP common unit has been transferred on the books, MMP and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or applicable stock exchange regulations.

Unit Purchase Rights Agreement

In December 2008, MMP entered into a unit purchase rights agreement (as amended in March 2009), with Computershare Trust Company, N.A., as rights agent, and the board of directors of its general partner declared an issuance and distribution of one right for each outstanding MMP common unit. The issuance and distribution occurred on December 10, 2008, to holders of record of MMP common units on that date. Under the unit purchase rights agreement, as amended, each right entitles each holder of MMP common units to purchase from MMP, under certain circumstances, one MMP common unit at a price of $145.00 (subject to adjustment).

For a more complete description of the unit purchase rights agreement, as amended, please read MMP’s Form 8-A filed on December 5, 2008 and Current Report on Form 8-K filed on March 4, 2009. The description of the unit purchase rights agreement, as amended, contained herein and therein does not purport to be complete and is qualified in its entirety by reference to the complete text of that agreement and the amendment thereto, a copy of which is filed as Exhibit 4.1 to MMP’s Form 8-A filed on December 5, 2008 and as Exhibit 4.1 to MMP’s Current Report on Form 8-K filed on March 4, 2009, and each is incorporated by reference in this Registration Statement. The unit purchase rights agreement, as amended, and not this description, governs the unit purchase rights associated with your common units.

MMP CASH DISTRIBUTION POLICY

Distributions of Available Cash

General.

Subject to applicable law, within 45 days after the end of each quarter, MMP distributes all of its available cash to MMP unitholders of record on the applicable record date. MMP will make distributions of available cash to all MMP unitholders, pro rata.

Definition of Available Cash.

MMP defines available cash in its amended and restated partnership agreement, and it generally means, for each fiscal quarter:

•	all cash and cash equivalents on hand at the end of the quarter;

•	less the amount of cash that MMP’s general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of MMP’s business;

•	comply with applicable law, any of MMP’s debt instruments, or other agreements; or

•	provide funds for distributions to MMP common unitholders for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under MMP’s revolving credit facility and in all cases are used solely for working capital purposes.

Contractual Restrictions on MMP’s Ability to Distribute Available Cash.

MMP’s ability to distribute available cash is contractually restricted by the terms of MMP’s credit facilities. MMP’s credit facilities contain covenants requiring it to maintain certain financial ratios. MMP is prohibited from making any distribution to unitholders if such distribution would cause an event of default or otherwise violate a covenant under MMP’s credit facilities.

Incentive Distribution Rights, MMP’s General Partner’s Interest

As a result of the Simplification, MMP’s general partner’s approximate 2% general partner interest in MMP and its incentive distribution rights were transformed into approximately 39.6 million MMP common units and a general partner interest that does not entitle MMP’s general partner to receive any distributions or other economic benefits under the amended and restated partnership agreement (referred to as a non-economic general partner interest). As a result of the transformation described above, all of the resulting MMP common units were ultimately distributed to the MGG unitholders upon the liquidation of MGG. Therefore, MMP’s general partner no longer has an interest in MMP’s distributions.

Distributions of Cash Upon Liquidation

If MMP dissolves in accordance with its amended and restated partnership agreement, MMP will sell or otherwise dispose of its assets in a process called liquidation. MMP will first apply the proceeds of liquidation to the payment of its creditors. MMP will distribute any remaining proceeds to MMP unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of its assets in liquidation.

THE AMENDED AND RESTATED PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of the amended and restated partnership agreement of MMP. The description of the amended and restated partnership agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the complete text of that agreement, a copy of which is filed as Exhibit 3.1 to MMP’s Current Report on Form 8-K filed on September 30, 2009, and is incorporated by reference in this Registration Statement. The amended and restated partnership agreement, and not this description, governs the rights of MMP’s limited partners.

Organization and Duration

MMP was formed on August 30, 2000 and will have a perpetual existence, unless dissolved in accordance with Article XII of the amended and restated partnership agreement.

Purpose

The purpose of MMP under the amended and restated partnership agreement is to:

•	serve as a partner or sole member of certain of its subsidiaries;

•

engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that Magellan OLP, L.P., Magellan Pipeline Company, L.P. and Magellan Pipeline Terminals, L.P. (collectively, MMP’s operating partnerships) are permitted to engage in by their partnership agreements and, in connection therewith, to exercise all of the rights and powers given to MMP under the agreements relating to such business activity;

•

engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other entity or arrangement to engage indirectly in, any business activity that MMP’s general partner approves and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Revised Uniform Limited Partnership Act as amended (“DRULPA”); and

•	do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to MMP’s operating partnerships or any subsidiary thereof.

MMP’s general partner is not authorized to cause MMP to engage, directly or indirectly, in any business activity that it reasonably determines would cause MMP to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

MMP’s general partner is authorized in general to perform all acts deemed necessary to carry out MMP’s purposes and to conduct its business.

Power of Attorney

Each limited partner, and each person who acquires an MMP common unit from an MMP unitholder and executes and delivers a transfer application, grants to MMP’s general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for MMP’s qualification, continuance or dissolution.

Capital Contributions

MMP common unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of MMP’s business within the meaning of the DRULPA and that he otherwise acts in conformity with the provisions of MMP’s amended and restated partnership agreement, his liability under the DRULPA will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to MMP for his MMP common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by MMP’s limited partners as a group:

•	to elect the board of directors of MMP’s general partner;

•	to remove or replace MMP’s general partner;

•	to approve certain amendments to the amended and restated partnership agreement; or

•	to take any other action under the amended and restated partnership agreement constituted “participation in the control” of MMP’s business for the purposes of the DRULPA, then the limited partners could be held personally liable for MMP’s obligations under the laws of Delaware, to the same extent as MMP’s general partner. This liability would extend to persons who transact business with MMP who reasonably believe that a limited partner is a general partner based on the limited partner’s conduct. Neither MMP’s amended and restated partnership agreement nor the DRULPA specifically provides for legal recourse against MMP’s general partner if a limited partner were to lose limited liability through any fault of MMP’s general partner. While this does not mean that a limited partner could not seek legal recourse, MMP knows of no precedent for this type of a claim in Delaware case law.

Under the DRULPA, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of MMP, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the DRULPA provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The DRULPA provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the DRULPA will be liable to the limited partnership for the amount of the distribution for three years from the date of distribution. Under the DRULPA, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to MMP, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the amended and restated partnership agreement.

MMP’s subsidiaries conduct business in multiple states. Maintenance of MMP’s limited liability as a limited partner of MMP’s operating partnerships may require compliance with legal requirements in the jurisdictions in which such operating partnerships conduct business, including qualifying MMP’s subsidiaries to do business there. Limitations on the liability of a limited partner for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that MMP was, by virtue of MMP’s limited partner interest in its operating partnerships or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace MMP’s general partner, to approve certain amendments to MMP’s amended and restated partnership agreement, or to take other action under the amended and restated partnership agreement constituted “participation in the control” of MMP’s business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for MMP’s obligations under the law of that jurisdiction to the same extent as MMP’s general partner under the circumstances. MMP will operate in a manner that MMP’s general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

The following matters require MMP unitholder vote specified below:

Election of directors of MMP’s general partner	Plurality of the votes cast at meetings of the limited partners. Please read “—Meetings; Voting.”

Amendment of the amended and restated partnership agreement	Certain amendments may be made by MMP’s general partner without the approval of MMP unitholders. Certain other amendments require the approval of a majority of outstanding MMP common units. Certain other amendments require the approval of a super-majority or all of outstanding MMP common units. Please read “—Amendment of the Amended and Restated Partnership Agreement.”

Merger or the sale of all or substantially all of MMP’s assets	Majority of outstanding MMP common units. Please read “—Merger, Sale or Other Disposition of Assets.”

Dissolution of MMP	Majority of outstanding MMP common units. Please read “—Termination and Dissolution.”

Removal/Replacement of MMP’s general partner	100% of the outstanding units including those held by MMP’s general partner and its affiliates. Please read “—Withdrawal or Removal of the General Partner.”

Issuance of Additional Securities

The amended and restated partnership agreement authorizes MMP to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by MMP’s general partner in its discretion without the approval of MMP unitholders.

It is possible that MMP will fund acquisitions through the issuance of additional MMP common units or other equity securities. Holders of any additional MMP common units MMP issues will be entitled to share equally with the then-existing holders of MMP common units in MMP’s distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of MMP common units in MMP’s net assets.

In accordance with Delaware law and the provisions of its amended and restated partnership agreement, MMP may also issue additional partnership securities that, in the sole discretion of MMP’s general partner, have special designations, preferences, powers and duties, including special voting rights to which MMP common units are not entitled.

The holders of MMP common units do not have preemptive rights to acquire additional MMP common units or other partnership interests.

Amendment of the Amended and Restated Partnership Agreement

General.

Amendments to MMP’s amended and restated partnership agreement may be proposed only by or with the consent of MMP’s general partner, which consent may be given or withheld in its sole discretion. In addition, certain amendments require the approval of a majority of the members of MMP’s Conflicts Committee (“special approval”). In order to adopt a proposed amendment, other than those amendments discussed below that do not require unitholder approval, MMP’s general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by at least a majority of outstanding MMP common units.

Prohibited Amendments.

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by MMP to MMP’s general partner or any of its affiliates without the consent of MMP’s general partner, which may be given or withheld in its sole discretion;

•	change the term of MMP;

•

provide that MMP is not dissolved upon an election to dissolve MMP by MMP’s general partner that is approved by a majority of the outstanding MMP common units, and, if MMP’s general partner is then an affiliate of The Williams Companies, Inc., after obtaining special approval; or

•

give any person the right to dissolve MMP other than MMP’s general partner’s right to dissolve MMP upon the approval of a majority of outstanding MMP common units and, if MMP’s general partner is then an affiliate of The Williams Companies, Inc., after obtaining special approval.

The provision of the amended and restated partnership agreement providing for the requirements to amend such agreement may not be amended without the approval of the holders of at least 90% of the outstanding MMP common units voting together as a single class.

No MMP Unitholder Approval.

MMP’s general partner may generally make amendments to the amended and restated partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in MMP’s name, the location of MMP’s principal place of business, MMP’s registered agent or MMP’s registered office;

•	the admission, substitution, withdrawal, or removal of partners, as applicable, in accordance with the amended and restated partnership agreement;

•

a change that, in the sole discretion of MMP’s general partner, is necessary or advisable for MMP to qualify or to continue MMP’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that none of MMP, and MMP’s operating partnerships will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of MMP’s counsel, to prevent MMP or MMP’s general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that in the discretion of MMP’s general partner is necessary or advisable in connection with the authorization or issuance of any class or series of partnership securities, pursuant to the amended and restated partnership agreement;

•	any amendment expressly permitted in MMP’s amended and restated partnership agreement to be made by MMP’s general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of MMP’s amended and restated partnership agreement;

•

any amendment that, in the discretion of MMP’s general partner, is necessary or advisable for the formation by MMP of, or MMP’s investment in, any corporation, partnership or other entity, as otherwise permitted by MMP’s amended and restated partnership agreement;

•	a change in MMP’s fiscal year or taxable year and related changes;

•	an amendment to reflect a merger or conveyance pursuant to the amended and restated partnership agreement; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, MMP’s general partner may make amendments to MMP’s amended and restated partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of MMP’s general partner:

•	do not adversely affect the limited partners of MMP in any material respect;

•

are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or advisable to facilitate the trading of limited partner interests of MMP or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests of MMP are or will be listed for trading, compliance with any of which MMP’s general partner deems to be in MMP’s best interest and the best interest of MMP’s limited partners;

•	are necessary or advisable for any action taken by MMP’s general partner relating to splits or combinations of MMP’s units under the provisions of MMP’s amended and restated partnership agreement; or

•	are required to effect the intent of the provisions of the amended and restated partnership agreement or are otherwise contemplated by the amended and restated partnership agreement.

Opinion of Counsel and MMP Unitholder Approval.

Except for the amendments described above under “—No MMP Unitholder Approval,” which amendments do not require unitholder approval, no other amendments to the amended and restated partnership agreement will become effective without the approval of holders of at least 90% of the outstanding MMP common units unless MMP obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of MMP’s limited partners.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced. Any amendment of certain director election and nomination provisions requires approval of two-thirds of the outstanding MMP common units.

Merger, Sale or Other Disposition of Assets

MMP’s amended and restated partnership agreement generally prohibits MMP’s general partner, without the prior approval of the holders of a majority of the outstanding MMP common units and special approval, from causing MMP to, among other things, sell, exchange or otherwise dispose of all or substantially all of MMP’s assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on MMP’s behalf the sale, exchange or other disposition of all or substantially all of the assets of MMP’s operating partnerships. MMP’s general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of MMP’s assets without that approval. MMP’s general partner may also sell all or substantially all of MMP’s assets under a foreclosure or other realization upon those encumbrances without such approval.

If conditions specified in MMP’s amended and restated partnership agreement are satisfied and without prior approval of the limited partners, MMP’s general partner may merge MMP or any of MMP’s subsidiaries into, or convey all of MMP’s assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change MMP’s legal form into another limited liability entity, MMP’s general partner obtains an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and MMP’s general partner with the same rights and obligations as are contained in MMP’s amended and restated partnership agreement.

MMP common unitholders are not entitled to dissenters’ rights of appraisal under the amended and restated partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of MMP’s assets or any other transaction or event for such purpose.

Withdrawal or Removal of the General Partner

Except in the event MMP’s general partner has transferred all of its general partner interest in MMP in accordance with MMP’s amended and restated partnership agreement, it cannot withdraw at any time for any reason. Notwithstanding this limitation, MMP’s general partner can withdraw under the DRULPA, and if MMP’s general partner withdraws in violation of MMP’s amended and restated partnership agreement, MMP’s amended and restated partnership agreement provides that:

•	the withdrawing general partner must give 90 days notice to the limited partners;

•	the successor general partner will be elected by a plurality of the votes of MMP limited partners at a special meeting or an annual meeting;

•	the successor general partner elected will be admitted to MMP as the general partner effective immediately prior to the withdrawal of the predecessor general partner;

•	the successor general partner elected will automatically become the successor general partner or managing member, as applicable, of MMP’s subsidiaries; and

•	if the successor general partner is elected, MMP will not be dissolved and the successor general partner will continue the business of MMP.

MMP’s general partner may not be removed unless the removal is approved by the vote of the holders of 100% of the outstanding units, including units held by MMP’s general partner and its affiliates, and MMP receives an opinion of counsel regarding limited liability and tax matters. Any removal of MMP’s general partner is also subject to the approval of a successor general partner by the vote of the holders of 100% of the outstanding units.

Transfer of General Partner Interest

MMP’s general partner may transfer its general partner interest in MMP to any person without unitholder approval. As a condition of this transfer: (i) MMP’s general partner must transfer its entire general partner interest in MMP in whole and not in part; (ii) the transferee must assume the rights and duties of MMP’s general partner to whose interest that transferee has succeeded and agree to be bound by the provisions of MMP’s amended and restated partnership agreement; (iii) an opinion of counsel regarding limited liability and tax matters must be furnished; and (iv) the organizational documents of the owner of the general partner interest must provide for the establishment of a conflicts committee to approve certain matters with respect to MMP’s general partner and MMP, the selection of independent directors as members of such conflicts committee, and the submission of certain matters to the vote of such conflicts committee upon similar terms and conditions as set forth in the currently existing limited liability company agreement of MMP’s general partner so as to provide the limited partners and MMP’s general partner with the same rights and obligations as are contained in MMP’s amended and restated partnership agreement.

Termination and Dissolution

MMP will continue as a limited partnership until terminated under the amended and restated partnership agreement. MMP will dissolve upon:

(1)	the election of MMP’s general partner to dissolve MMP, if approved by the holders of a majority of the outstanding MMP common units and, if MMP’s general partner is then an affiliate of the Williams Companies, Inc., after obtaining special approval;

(2)	the sale of all or substantially all of the assets and properties of MMP and its subsidiaries;

(3)	the entry of a decree of judicial dissolution of MMP; or

(4)	the withdrawal of MMP’s general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the amended and restated partnership agreement or withdrawal or removal following approval and admission of a successor. Please read “—Withdrawal or Removal of the General Partner” above.

Upon a dissolution under clause (4) and the failure to elect a successor general partner, the holders of units representing a unit majority may also elect, within specific time limitations, to reconstitute MMP and continue MMP’s business on the same terms and conditions described in the amended and restated partnership agreement by forming a new limited partnership on terms identical to those in the amended and restated partnership agreement and having as general partner an entity approved by the holders of a majority of the outstanding common units subject to MMP’s receipt of an opinion of counsel to the effect that:

(1)	the action would not result in the loss of limited liability of any limited partner; and

(2)	neither MMP, the reconstituted limited partnership nor the operating partnerships would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon MMP’s dissolution, the liquidator authorized to wind up MMP’s affairs will, acting with all of the powers of MMP’s general partner that the liquidator deems necessary or desirable in its judgment, liquidate MMP’s assets and apply the proceeds of the liquidation as provided in “MMP Cash Distribution Policy—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation of MMP’s assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Change of Management Provisions

MMP’s amended and restated partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Magellan GP, LLC as the general partner or otherwise change management. If any person or group other than MMP’s general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units of MMP, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group who acquires the units from MMP’s general partner or its affiliates and any transferee of that person or group provided that MMP’s general partner notifies such transferee that such loss of voting rights does not apply.

Meetings; Voting

Except as described above regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of MMP common units on the record date will be entitled to notice of, and to vote at, meetings of MMP’s limited partners and to act upon matters for which approvals may be solicited. MMP common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by MMP’s general partner at the written direction of the record holder. Absent direction of this kind, MMP common units will not be voted, except that, in the case of common units held by MMP’s general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners (including the general partner) on other units are cast.

Any action that is required or permitted to be taken by MMP common unitholders may be taken either at a meeting of MMP common unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Special meetings of MMP common unitholders may be called by MMP’s general partner or by MMP common unitholders owning at least 20% of the outstanding MMP units of the class for which a meeting is proposed. An annual meeting of limited partners for the election of directors to the board of directors of MMP’s general partner, and such other matters as the board of directors submits to a vote of the limited partners, is held on the second Wednesday in May of each year or on such other date as is fixed by MMP’s general partner. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of an MMP unit has a vote according to his percentage interest in MMP, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than MMP’s general partner and its affiliates, or a direct or a subsequently approved transferee of MMP’s general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. MMP common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of MMP common units under MMP’s amended and restated partnership agreement will be delivered to the record holder by MMP or by the transfer agent.

Board of Directors

The number of directors of MMP’s general partner’s board will be between seven and nine as determined from time to time by a majority of the directors of the general partner’s board. Any decrease in the number of directors by MMP’s general partner’s board may not have the effect of shortening the term of any incumbent director. The directors will be classified with respect to their terms of office by dividing them into three classes established pursuant to the limited liability company agreement of MMP’s general partner, each class to be as nearly equal in number as possible. At each annual meeting of MMP unitholders, directors to replace those whose terms expire at such annual meeting will be elected to hold office until the third succeeding annual meeting. Each director will hold office for the term for which such director is elected or until such director’s earlier death, resignation or removal. Any vacancies may be filled, until the next annual meeting, by a majority of the remaining directors then in office. A director may be removed only for cause and only upon a vote of the majority of the remaining directors then in office. MMP’s general partner’s board must maintain at least three directors meeting the independence and experience requirements of any national securities exchange on which any units or other partnership securities are listed or quoted.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” MMP common units will be fully paid, and MMP common unitholders will not be required to make additional contributions.

An assignee of an MMP common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from MMP, including liquidating distributions. MMP’s general partner will vote and exercise other powers attributable to MMP common units owned by an assignee that has not become a substitute limited partner at the written direction of the assignee. Please read “—Meetings; Voting” above. Transferees that do not execute and deliver a transfer application will not be treated as assignees nor as record holders of MMP common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of MMP common units. Please read “MMP Common Units—Transfer of MMP Common Units.”

Non-citizen Assignees; Redemption

If MMP is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of MMP’s general partner, create a substantial risk of cancellation or forfeiture of any property that MMP has an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, MMP may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, MMP’s general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or MMP’s general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon MMP’s liquidation.

Indemnification

Under MMP’s amended and restated partnership agreement, in most circumstances, MMP will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	MMP’s general partner;

•	any departing general partner;

•	any person who is or was an affiliate of MMP’s general partner or any departing general partner;

•

any person who is or was a member, partner, officer, director, employee, agent or trustee of MMP’s general partner, any departing general partner or any affiliate of MMP’s general partner or any departing general partner; or

•

any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person.

Any indemnification under these provisions will only be out of MMP’s assets. Unless it otherwise agrees in its sole discretion, MMP’s general partner and its affiliates will not be personally liable for, or have any obligation to contribute or loan funds or assets to MMP to enable MMP to effectuate indemnification. MMP may purchase insurance against liabilities asserted against and expenses incurred by persons in connection with MMP’s activities, regardless of whether MMP would have the power to indemnify the person against liabilities under the amended and restated partnership agreement.

Books and Reports

MMP’s general partner is required to keep appropriate books and records of MMP’s business at MMP’s principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, MMP’s fiscal year is the calendar year.

MMP will furnish or make available to record holders of MMP common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements by MMP’s independent public accountants. Except for MMP’s fourth quarter, MMP will also furnish or make available unaudited financial information within 90 days after the close of each quarter.

MMP will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year.

Right to Inspect MMP’s Books and Records

The amended and restated partnership agreement provides that a limited partner of MMP can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each limited partner;

•	a copy of MMP’s tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each limited partner and the date on which each became a limited partner;

•	copies of MMP’s amended and restated partnership agreement, the certificate of limited partnership of MMP, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of MMP’s business and financial condition; and

•	any other information regarding MMP’s affairs as is just and reasonable.

MMP’s general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in MMP’s or its subsidiaries’ best interests, could damage MMP or its subsidiaries or which MMP or its subsidiaries is required by law or by agreements with third parties to keep confidential.

TAX CONSIDERATIONS FOR UNITHOLDERS

This section is a summary of material tax considerations that may be relevant to the holders (“Unitholders”) of MMP common units. It is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below.

No attempt has been made in the following discussion to comment on all federal income tax matters affecting MMP or the Unitholders. Moreover, the discussion focuses on Unitholders who are individuals and who are citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other Unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds.

UNITHOLDERS ARE URGED TO CONSULT, AND SHOULD DEPEND ON, THEIR OWN TAX ADVISORS IN ANALYZING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE OWNERSHIP OR DISPOSITION OF LP UNITS.

Characterization of MMP for Tax Purposes

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, partners are required to take into account their respective allocable shares of the items of income, gain, loss and deduction of MMP in computing their federal income tax liability, regardless of whether distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s tax basis in his partnership interest. Allocable shares of partnership tax items are generally determined by a partnership agreement. However, the IRS may disregard such an agreement in certain instances and re-determine the tax consequences of partnership operations to the partners.

Section 7704 of the Code provides that publicly traded partnerships (such as MMP) will, as a general rule, be taxed as corporations. However, an exception to this rule exists with respect to publicly traded partnerships of which 90% or more of its gross income for each taxable year consists of “qualifying income” (the “Qualifying Income Exception”). Qualifying income includes interest (other than interest generated by a financial or insurance business), dividends, real property rents, gains from the sale or disposition of real property, and most importantly for MMP “income and gains derived from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil or products thereof), or the marketing of any mineral or natural resource (including fertilizer, geothermal energy and timber),” and gain from the sale or disposition of capital assets that produce such income.

MMP is engaged primarily in the transportation, storage, and distribution of refined petroleum products. The General Partner believes that at least 90% or more of MMP’s current gross income constitutes, and has constituted, qualifying income and, accordingly, that MMP will continue to be classified as a partnership and not as a corporation for federal income tax purposes.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to our Unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to Unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the Unitholders, and our net income would be taxed to us at corporate rates. If we were taxable as a corporation, losses recognized by us would not flow through to our Unitholders. In addition, any distribution made by us to a Unitholder would be treated as either taxable dividend income, to the extent of current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the Unitholder’s tax basis in his units, or taxable capital gain, after the Unitholder’s tax basis in his units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a Unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction in the value of the common units.

Allocation of Partnership Income, Gain, Loss and Deduction

MMP’s items of income, gain, loss and deduction will generally be allocated among the Unitholders in accordance with their respective percentage interests in MMP.

Certain items of MMP’s income, gain, loss or deduction will be allocated as required or permitted by Section 704(c) of the Code to account for the difference between the tax basis and fair market value of property contributed to MMP. Allocations will also be made to account for the difference between the fair market value of MMP’s assets and their tax basis at the time of any offering.

In addition, certain items of recapture income which MMP recognizes on the sale of any of its assets will be allocated to the extent provided in regulations and MMP’s amended and restated partnership agreement, which generally require such depreciation recapture to be allocated to the partner who (or whose predecessor in interest) was allocated the deduction giving rise to the treatment of such gain as recapture income.

Treatment of Partnership Distributions

MMP’s distributions to a Unitholder generally will not be taxable for federal income tax purposes to the extent of the Unitholder’s tax basis in its common units immediately before the distribution. Distributions in excess of a Unitholder’s tax basis generally will be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “Disposition of Common Units,” set forth below. Any reduction in a Unitholder’s share of MMP’s liabilities for which no partner bears the economic risk of loss (“nonrecourse liabilities”) will be treated as a distribution of cash to that Unitholder.

A decrease in a Unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a Unitholder if such distribution reduces the Unitholder’s share of MMP’s “unrealized receivables,” including depreciation recapture or substantially appreciated “inventory items,” both as defined in Section 751 of the Code (collectively, “Section 751 Assets”).

Basis of Common Units

A Unitholder will have an initial tax basis for its common units equal to the amount paid for the common units plus its share of MMP’s liabilities. A Unitholder’s tax basis will be increased by his share of MMP’s income and by any increase in his share of MMP’s liabilities. A Unitholder’s tax basis will be decreased, but not below zero, by its share of MMP’s distributions, by its share of MMP’s losses, by any decrease in its share of MMP’s liabilities and by its share of MMP’s expenditures that are not deductible in computing MMP’s taxable income and are not required to be capitalized.

Tax Treatment of Operations

MMP uses the adjusted tax basis of its various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If MMP disposes of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

The costs incurred in promoting the issuance of common units (i.e., syndication expenses) must be capitalized and cannot be deducted by MMP currently, ratably or upon MMP’s termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized.

Section 754 Election

MMP has made the election permitted by Section 754 of the Code, which effectively permits MMP to adjust the tax basis of its assets to each purchaser of MMP common units from another Unitholder pursuant to Section 743(b) of the Code to reflect the purchaser’s purchase price. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser’s share of MMP’s assets equal to the value of such share that is indicated by the amount that the purchaser paid for the common units.

A Section 754 election is advantageous if the transferee’s tax basis in the transferee’s common units is higher than such common units’ share of the aggregate tax basis of MMP’s assets immediately prior to the transfer because the transferee would have, as a result of the election, a higher tax basis in the transferee’s share of MMP’s assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in the transferee’s common units is lower than such common units’ share of the aggregate tax basis of MMP’s assets immediately prior to the transfer. The Section 754 election is irrevocable without the consent of the IRS.

MMP intends to compute the effect of the Section 743(b) adjustment so as to preserve the ability to determine the tax attributes of an LP Unit from its date of purchase and the amount paid therefore. In that regard, MMP has adopted depreciation and amortization conventions that may not conform with all aspects of applicable Treasury Regulations, though MMP believes that they do currently conform to Section 743(b) of the Code.

The calculations involved in the Section 754 election are complex and are made by MMP on the basis of certain assumptions as to the value of assets and other matters. There is no assurance that the determinations made by MMP will prevail if challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether.

Notification Requirements

A Unitholder who sells or exchanges common units is required to notify MMP in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. MMP is required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties imposed by the IRS.

Constructive Termination

MMP will be considered terminated if there is a sale or exchange of 50% or more of the total interests in its capital and profits within a 12-month period. For purposes of determine whether the 50% threshold is reached, multiple sales of the same LP Unit are counted only once. Any such termination would result in the closing of MMP’s taxable year for all Unitholders. In the case of a Unitholder reporting on a taxable year that does not end with MMP’s taxable year, the closing of the taxable year may result in more than 12 months of taxable income or loss being includable in that Unitholder’s taxable income for the year of termination. New tax elections required to be made by MMP, including a new election under Section 754 of the Code, must be made subsequent to a termination and a termination could result in a deferral of deductions for depreciation. A termination could also result in penalties if MMP was unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject MMP to, any tax legislation enacted prior to the termination.

Alternative Minimum Tax

Each Unitholder will be required to take into account his share of items of income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of depreciation deductions may be treated as an item of tax preference for this purpose. A Unitholder’s alternative minimum taxable income derived from MMP may be higher than his share of MMP’s net income because MMP may use accelerated methods of depreciation for federal income tax purposes. Prospective Unitholders should consult their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Loss Limitations

The deduction by a Unitholder of that Unitholder’s allocable share of MMP’s losses will be limited to the amount of that Unitholder’s tax basis in his or her common units and, in the case of an individual Unitholder or a corporate Unitholder who is subject to the “at risk” rules (generally, certain closely-held corporations), to the amount for which the Unitholder is considered to be “at risk” with respect to MMP’s activities, if that is less than the Unitholder’s tax basis. A Unitholder must recapture losses deducted in previous years to the extent that distributions cause the Unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common Unitholder’s tax basis in his common units. Upon the taxable disposition of an LP Unit, any gain recognized by a Unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation.

In general, a Unitholder will be at risk to the extent of the Unitholder’s tax basis in the Unitholder’s common units, excluding any portion of that basis attributable to the Unitholder’s share of MMP’s nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money the Unitholder borrows to acquire or hold the Unitholder’s common units if the lender of such borrowed funds owns an interest in MMP, is related to such a person or can look only to common units for repayment. A Unitholder’s at risk amount will increase or decrease as the tax basis of the Unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the Unitholder’s share of MMP’s nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by MMP will only be available to Unitholders who are subject to the passive loss rules to offset future passive income generated by MMP and, in particular, will not be available to offset income from other passive activities, investments or salary. Passive losses that are not deductible because they exceed a Unitholder’s share of income may be deducted in full when the Unitholder disposes of the Unitholder’s entire investment in MMP in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at-risk rules and the basis limitation.

Deductibility of Interest Expense

The Code generally provides that investment interest expense is deductible only to the extent of a non-corporate taxpayer’s net investment income. In general, net investment income for purposes of this limitation includes gross income from property held for investment, gain attributable to the disposition of property held for investment (except for net capital gains for which the taxpayer has elected to be taxed at special capital gains rates) and portfolio income (determined pursuant to the passive loss rules as income not derived from a trade or business) reduced by certain expenses (other than interest) which are directly connected with the production of such income. Property that generates passive losses under the passive loss rules is not generally treated as property held for investment. However, the IRS has issued a Notice which provides that net income from a publicly traded partnership (not otherwise treated as a corporation) may be included in net investment income for purposes of the limitation on the deductibility of investment interest. Furthermore, a Unitholder’s investment income attributable to its common units will also include its allocable share of MMP’s portfolio income. A Unitholder’s investment interest expense will include its allocable share of MMP’s interest expense attributable to portfolio investments.

Valuation of Partnership Properties

The federal income tax consequences of the ownership and disposition of common units will depend in part on MMP’s estimates of the fair market values and its determination of the adjusted tax basis of its assets. MMP will make many of the fair market value estimates itself. These estimates and determinations are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by Unitholders might change, and Unitholders might be required to adjust their tax liability for prior years.

Withholding

If MMP was required or elected under applicable law to pay any federal, state or local income tax on behalf of any Unitholder, MMP is authorized to pay those taxes from its funds. Such payment, if made, will be treated as a distribution of cash to the Unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, MMP is authorized to treat the payment as a distribution to a current Unitholder.

Disposition of Common Units

A Unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the Unitholder’s tax basis in the common units sold. A Unitholder’s amount realized is measured by the sum of the cash and the fair market value of other property received plus his share of MMP’s liabilities. Because the amount realized includes a Unitholder’s share of MMP’s liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale.

Gain or loss recognized by a Unitholder, other than a “dealer” in common units, on the sale or exchange of an LP Unit will generally be a capital gain or loss. Capital gain recognized on the sale of common units by an individual Unitholder held for more than one year will generally be taxed at a maximum rate of 15% (such rate to be increased to 20% for taxable years beginning after December 31, 2010). A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by MMP. Ordinary income attributable to Section 751 may exceed net taxable gain realized upon the sale of the common units and will be recognized even if there is a net taxable loss realized on the sale of the common units. Thus, a Unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 ($1,500 in the case of a married individual filing a separate return) of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold based upon relative fair market values. On the other hand, a selling partner who can identify partnership interests transferred with an ascertainable holding period may elect to use the actual holding period of MMP interests transferred. A partner electing to use the actual holding period of partnership interests transferred must consistently use that identification method for all later sales or exchanges of partnership interests.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Tax Exempt Unitholders and Unrelated Business Taxable Income

Certain entities otherwise exempt from federal income taxes (such as individual retirement accounts, pension plans and charitable organizations) are nevertheless subject to federal income tax on net unrelated business taxable income and each such entity must file a tax return for each year in which it has more than $1,000 of gross income from unrelated business activities. The General Partner believes that substantially all of MMP’s gross income will be treated as derived from an unrelated trade or business and taxable to such entities. The tax-exempt entity’s share of MMP’s deductions directly connected with carrying on such unrelated trade or business are allowed in computing the entity’s taxable unrelated business income. ACCORDINGLY, TAX-EXEMPT ENTITIES, SUCH AS INDIVIDUAL RETIREMENT ACCOUNTS, PENSION PLANS AND CHARITABLE TRUSTS, ARE ENCOURAGED TO CONSULT THEIR PROFESSIONAL TAX ADVISORS REGARDING THE TAX IMPLICATIONS OF THEIR OWNERSHIP OF LP UNITS.

Foreign Unitholders and Effectively Connected Income

Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file U.S. federal tax returns in respect of their share of MMP’s income, gain, loss or deduction and pay U.S. federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of MMP’s income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, taxes may be withheld at the highest marginal rate applicable to individuals on actual cash distributions made to foreign Unitholders who obtain a taxpayer identification number from the IRS and submit that number to the transfer agent of the publicly traded partnership.

Because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, such a corporation will also be subject to United States branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation’s “U.S. net equity,” which is the result of MMP’s activities. In addition, such Unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A foreign Unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign Unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that Unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common Unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign Unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

State and Local Taxes

In addition to federal income taxes, MMP Unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which MMP conducts business or owns property or in which the Unitholder is a resident. MMP currently conducts business or owns property in twenty-two states, most of which impose personal income taxes. Most of these states also impose an income tax on corporations and other entities. Moreover, MMP may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in MMP. A MMP Unitholder may be required to file state income tax returns and to pay state income taxes in any state in which MMP does business or owns property, and such MMP Unitholder may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years.

Some of the states in which we own assets or conduct business may require MMP, or it may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular MMP Unitholder’s income tax liability to the state, generally does not relieve a nonresident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by MMP. Based on current law and MMP’s estimate of MMP’s future operations, MMP anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each MMP Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in MMP. MMP strongly recommends that each prospective MMP Unitholder consult, and depend on, his own tax counsel or other advisor with regard to those matters. It is the responsibility of each MMP Unitholder to file all tax returns that may be required of him.

Item 2.	Exhibits.

The following exhibits to this Amendment No 1. to Registration Statement on Form 8-A/A are incorporated by reference from the documents specified which have been filed with the Securities and Exchange Commission.

Exhibit	Description

2.1	Agreement Relating to Simplification of Capital Structure Agreement, dated as of March 3, 2009, by and among Magellan Midstream Partners, L.P., Magellan GP, LLC, Magellan Midstream Holdings, L.P. and Magellan Midstream Holdings GP, LLC (filed as Exhibit 2.1 to Current Report on Form 8-K filed March 4, 2009, and incorporated by reference herein).

2.2	Amendment No. 1, dated as of August 6, 2009, to the Agreement Relating to Simplification of Capital Structure, by and among Magellan Midstream Partners, L.P., Magellan GP, LLC, Magellan Midstream Holdings, L.P. and Magellan Midstream Holdings GP, LLC. (filed as Exhibit 2.1 to Current Report on Form 8-K filed August 10, 2009, and incorporated by reference herein.

3.1	Certificate of Limited Partnership of Magellan Midstream Partners, L.P. dated August 30, 2000, as amended on November 15, 2002 and August 12, 2003 (filed as Exhibit 3.1 to Quarterly Report on Form 10-Q filed November 10, 2003, and incorporated by reference herein).

3.2	Fifth Amended and Restated Agreement of Limited Partnership of Magellan Midstream Partners, L.P. dated as of September 28, 2009 (filed as Exhibit 3.1 to Current Report on Form 8-K filed September 30, 2009, and incorporated by reference herein).

3.3	Third Amended & Restated Limited Liability Company Agreement of Magellan GP, LLC dated as of September 28, 2009 (filed as Exhibit 3.2 to Current Report on Form 8-K filed September 30, 2009, and incorporated by reference herein).

4.1

Unit Purchase Rights Agreement, dated as of December 4, 2008, between Magellan Midstream

Partners, L.P. and Computershare Trust Company, N.A., as Rights Agent, which includes the Form of Rights Certificates as Exhibit A and the Summary of Rights to Purchase Common Units as Exhibit B (filed as Exhibit 4.1 to Form 8-A filed on December 5, 2008) (filed as Exhibit 4.1 to Current Report on Form 8-K filed December 5, 2008, and incorporated by reference herein).

4.2

Amendment No. 1, dated as of March 3, 2009, to Unit Purchase Rights Agreement, dated as of

December 4, 2008, between Magellan Midstream Partners, L.P. and Computershare Trust Company, N.A., as Rights Agent (filed as Exhibit 4.1 to Current Report on Form 8-K filed March 4, 2009, and incorporated by reference herein).

10.1	Contribution and Assumption Agreement, dated as of September 28, 2009, by and among Magellan Midstream Holdings, L.P., Magellan Midstream Holdings GP, LLC, Magellan Midstream Partners, L.P. and Magellan GP, LLC (filed as Exhibit 10.2 to Current Report on Form 8-K filed September 30, 2009, and incorporated by reference herein).

10.2

IDR Entity Assumption Agreement, dated as of September 28, 2009, by and among Magellan Midstream Partners, L.P., Magellan IDR LP, LLC and Magellan IDR L.P. (filed as Exhibit 10.1 to Current Report on Form 8-K filed September 30, 2009, and incorporated by reference herein.)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MAGELLAN MIDSTREAM PARTNERS L.P.

By:	Magellan GP, LLC, its general partner

By:	/S/ LONNY E. TOWNSEND
Lonny E. Townsend Senior Vice President, General Counsel and Assistant Corporate Secretary

Date:   November 4, 2009

INDEX TO EXHIBITS

Exhibit	Description

2.1	Agreement Relating to Simplification of Capital Structure Agreement, dated as of March 3, 2009, by and among Magellan Midstream Partners, L.P., Magellan GP, LLC, Magellan Midstream Holdings, L.P. and Magellan Midstream Holdings GP, LLC (filed as Exhibit 2.1 to Current Report on Form 8-K filed March 4, 2009, and incorporated by reference herein).

2.2	Amendment No. 1, dated as of August 6, 2009, to the Agreement Relating to Simplification of Capital Structure, by and among Magellan Midstream Partners, L.P., Magellan GP, LLC, Magellan Midstream Holdings, L.P. and Magellan Midstream Holdings GP, LLC. (filed as Exhibit 2.1 to Current Report on Form 8-K filed August 10, 2009, and incorporated by reference herein).

3.1	Certificate of Limited Partnership of Magellan Midstream Partners, L.P. dated August 30, 2000, as amended on November 15, 2002 and August 12, 2003 (filed as Exhibit 3.1 to Quarterly Report on Form 10-Q filed November 10, 2003, and incorporated by reference herein).

3.2	Fifth Amended and Restated Agreement of Limited Partnership of Magellan Midstream Partners, L.P. dated as of September 28, 2009 (filed as Exhibit 3.1 to Current Report on Form 8-K filed September 30, 2009, and incorporated by reference herein).

3.3	Third Amended & Restated Limited Liability Company Agreement of Magellan GP, LLC dated as of September 28, 2009 (filed as Exhibit 3.2 to Current Report on Form 8-K filed September 30, 2009, and incorporated by reference herein).

4.1

Unit Purchase Rights Agreement, dated as of December 4, 2008, between Magellan Midstream

Partners, L.P. and Computershare Trust Company, N.A., as Rights Agent, which includes the Form of Rights Certificates as Exhibit A and the Summary of Rights to Purchase Common Units as Exhibit B (filed as Exhibit 4.1 to Form 8-A filed on December 5, 2008) (filed as Exhibit 4.1 to Current Report on Form 8-K filed December 5, 2008, and incorporated by reference herein).

4.2

Amendment No. 1, dated as of March 3, 2009, to Unit Purchase Rights Agreement, dated as of

December 4, 2008, between Magellan Midstream Partners, L.P. and Computershare Trust Company, N.A., as Rights Agent (filed as Exhibit 4.1 to Current Report on Form 8-K filed March 4, 2009, and incorporated by reference herein).

10.1	Contribution and Assumption Agreement, dated as of September 28, 2009, by and among Magellan Midstream Holdings, L.P., Magellan Midstream Holdings GP, LLC, Magellan Midstream Partners, L.P. and Magellan GP, LLC (filed as Exhibit 10.2 to Current Report on Form 8-K filed September 30, 2009, and incorporated by reference herein).

10.2	IDR Entity Assumption Agreement, dated as of September 28, 2009, by and among Magellan Midstream Partners, L.P., Magellan IDR LP, LLC and Magellan IDR, L.P. (filed as Exhibit 10.1 to Current Report on Form 8-K filed September 30, 2009, and incorporated by reference herein.)